SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND
(d) AND AMENDMENTS THEREOF FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)*

Cellect Biotechnology Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

15116C102

(CUSIP Number)

July 28, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15116C102	13G	Page 2 of 5 Pages

1.	Names of Reporting Persons Kasbian Nuriel Chirich
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 17,148,438 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 17,148,438 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,148,438 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.8% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Reflects sole voting/dispositive power as of February 8, 2017. Includes (i) 16,425,615 ordinary shares owned by Mr. Chirich, (ii) options (Series 1) to purchase 342,500 ordinary shares at an exercise price of NIS 1.85 per share and expiring on February 15, 2017,(iii) options (Series A) to purchase 95,923 ordinary shares at an exercise price of NIS 2.1 per share, (iv) warrants ADS (Tradeable) to purchase 248,400 ordinary shares at an exercise price of NIS 1.4 per share, and (v) options to purchase 36,000 ordinary shares at an exercise price of NIS 1.90 per share and expiring on August 26, 2025.

(2)	Based upon 107,583,485 ordinary shares issued and outstanding as of February 8, 2017.

CUSIP No. 15116C102	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Cellect Biotechnology Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

23 Hata’as Street, Kfar Saba, Israel 44425.

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of Kasbian Nuriel Chirich (the “Reporting Person”).

Item 2(b).	Address of Principal Offices or, if None, Residence:

The address of the Reporting Person is:

c/o Cellect Biotechnology Ltd.

23 Hata’as Street, Kfar Saba, Israel 44425.

Item 2(c).	Citizenship:

Kasbian Nuriel Chirich is an Israeli citizen.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, no par value (“Ordinary Shares”).

Item 2(e).	CUSIP Number:

15116C102

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

CUSIP No. 15116C102	13G	Page 4 of 5 Pages

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________________________________________________________

Item 4.	Ownership.

(a)	Amount beneficially owned: 17,148,438 Ordinary Shares.

(b)	Percent of class:

15.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 17,148,438

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 17,148,438

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 15116C102	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 2, 2017
(Date)

/s/ Kasbian Nuriel Chirich
Name: Kasbian Nuriel Chirich

(Signature)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).